Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2020 FINANCIAL

RESULTS AND FLEET EMPLOYMENT UPDATE

ATHENS, Greece, November 2, 2020 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the third quarter ended September 30, 2020.

Highlights

	Three-month periods ended September 30, 2020
	2020	2019	Increase
Revenue	$35.5 million	$26.4 million	34%
Expenses	$23.8 million	$19.3 million	23%
Net Income	$7.8 million	$3.4 million	131%
Net Income per common unit	$0.41	$0.18	128%

•	Operating Surplus[1] and Operating Surplus after the quarterly allocation to the capital reserve for the third quarter of 2020 was $21.0 million and $11.7 million respectively.

•	Announced common unit distribution of $0.10 for the third quarter of 2020.

COVID-19

We continue to monitor the impact of COVID-19 on the Partnership’s financial condition and operations and on the container industry in general (see also Market Commentary below). The actual impact of the COVID-19 pandemic in the longer run, as well as the efficacy of any measures we take in response to the challenges presented, as described in our previous releases, will depend on how the pandemic will continue to develop, the duration and extent of the restrictive measures that are associated with the pandemic and their further impact on global economy and trade.

[1]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“As aforementioned in our previous earnings releases, the COVID-19 pandemic and its adverse impact on human life, economic activity and logistical chains is a unique and unprecedented event with continuously and rapidly changing effects across a number of fronts. In this environment, we continue to prioritize the health and safety of our crews, as well as our onshore employees by designing and implementing together with our managers comprehensive measures and policies.”

“In view of this environment, we are pleased to have delivered on a strong quarterly performance compared to the same period of last year and to see charter rates for neo panamax vessels rebound from the lows experienced in the previous quarter. We have taken advantage of the rising rate environment to secure employment for one of our vessels and to further diversify our customer base.”

“Despite the rising rate environment, we note the increasing uncertainty around the adverse effects of the pandemic over the winter months and as such we remain cautious with regard to the medium to long term economic outlook. We intend to continue to deliver on our business model by securing longer term employment visibility for our vessels that come off charter and stagger charter expirations to mitigate re-chartering risk. As we secure increasing cash flow visibility and charter coverage, we intend to pursue accretive acquisitions on the back of our increasing liquidity position, while our board continues to assess our capital allocation strategy with a view to balancing growth with returning capital to our unitholders.”

Financial Summary

As previously announced, the share-for-share transaction with DSS Holdings L.P. (the “DSS Transaction”), involving an aggregate repayment of debt in a principal amount of $146.5 million, the full redemption and retirement of our Class B Convertible Preferred Units at par value and the spin-off of our 25 crude and product tankers (the “Tanker Business”), was completed on March 27, 2019. Accordingly, we present our financial results for comparative periods, on a continuing operations basis, except where reference is made to discontinued operations.

Overview of Third Quarter 2020 Results

Net income from continuing operations for the quarter ended September 30, 2020 was $7.8 million, compared with net income from continuing operations of $3.4 million for the third quarter of 2019. After taking into account the interest attributable to the general partner, net income from continuing operations per common unit for the quarter ended September 30, 2020 was $0.41, compared to net income from continuing operations per common unit of $0.18 for the third quarter of 2019.

Total revenue was $35.5 million for the quarter ended September 30, 2020, compared to $26.4 million during the third quarter of 2019. The increase in revenue was primarily attributable to the increase in the size of our fleet following the acquisition of three 10,000 TEU containers in January 2020, partly set off by the decrease in the average daily charter rate earned by the vessels in our fleet.

Total expenses for the quarter ended September 30, 2020 were $23.8 million, compared to $19.3 million in the third quarter of 2019. Voyage expenses for the quarter ended September 30, 2020 increased to $1.9 million, compared to $0.7 million in the third quarter of 2019, as one of the vessels in our fleet was employed under a voyage charter compared to none during the respective period in 2019. Total vessel operating expenses during the third quarter of 2020 amounted to $9.5 million, compared to $9.8 million during the third quarter of 2019. The decrease in operating expenses was mainly due to expenses incurred during the third quarter of 2019 in connection with the passing of the special survey of the M/V Agamemnon partly offset in the third quarter of 2020, by the increase in the size of our fleet following the acquisition of the three 10,000 TEU container vessels in January 2020. Total expenses for the third quarter of 2020 also include vessel depreciation and amortization of $10.6 million, compared to $7.3 million in the third quarter of 2019. The increase in depreciation and amortization during the third quarter of 2020 was mainly attributable to the increase in the size of our fleet, the completion of the special surveys of eight of our vessels and the installation of scrubber systems in seven of our vessels during the second half of 2019 and the first half of 2020. General and administrative expenses for the third quarter of 2020 amounted to $1.8 million as compared to $1.5 million in the third quarter of 2019.

Total other expense, net for the quarter ended September 30, 2020 was $3.9 million compared to $3.7 million for the third quarter of 2019. Total other expense, net includes interest expense and finance costs of $3.5 million for the third quarter of 2020, as compared to $4.1 million in the third quarter of 2019. The decrease in interest expense and finance costs was mainly attributable to the decrease in the LIBOR weighted average interest rate compared to the third quarter of 2019 partly offset by the increase in the average long-term debt outstanding during the period.

Capitalization of the Partnership

As of September 30, 2020, total cash amounted to $47.7 million. Total cash includes restricted cash of $14.9 million in total representing the $7.0 million minimum liquidity requirement under our financing arrangements and the $7.9 million pledged to ICBC Financial Leasing Co. Ltd, which is expected to be released during the fourth quarter of 2020, following the commencement of M/V ‘Akadimos’ new employment.

As of September 30, 2020, total partners’ capital amounted to $416.2 million, an increase of $9.5 million compared to $406.7 million as of December 31, 2019. The increase reflects net income for the nine months ended September 30, 2020 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the first nine months of 2020 in the total amount of $15.2 million.

As of September 30, 2020, the Partnership’s total debt was $389.0 million, reflecting an increase of $126.6 million compared to $262.4 million as of December 31, 2019. The increase is attributable to the term loan entered into with Hamburg Commercial Bank A.G., the sale and lease back transaction entered into with CMB Financial Leasing Co., Ltd in connection with the acquisition of three 10,000 TEU containers in January 2020 and the refinancing of three 9,000 TEU Container vessels which was completed in May 2020, partially offset by scheduled principal payments during the period.

Operating Surplus

Operating surplus from continuing operations for the quarter ended September 30, 2020 amounted to $21.0 million, compared to $25.5 million for the previous quarter ended June 30, 2020 and $12.7 million for the third quarter of 2019. We allocated $9.3 million to the capital reserve for third quarter in 2020, in line with the previous quarter. Operating surplus for the quarter ended September 30, 2020, after the quarterly allocation to the capital reserve was $11.7 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Fleet Employment Update

During the quarter, the Partnership secured employment for the M/V ‘Adonis’ (115,600 mt dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2015, Daewoo-Mangalia Heavy Industries S.A.) with Zim Integrated Shipping Services Ltd. for a period of 12 to 14 months at $33,500 gross per day. The charter commenced in late September 2020.

As a result, the Partnership’s charter coverage for the remainder of 2020 and for 2021 has increased to 91% and 86%, respectively while the remaining charter duration amounts to 4.5 years.

Quarterly Common Unit Cash Distribution

On October 21, 2020, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.10 per common unit for the third quarter of 2020 payable on November 10, 2020 to common unit holders of record on November 2, 2020.

Market Commentary Update

Overall, the container charter market experienced a strong rebound across all sizes during the third quarter of 2020. The operators’ stringent capacity management coupled with lower bunker prices have lifted liner profitability at or close to historical highs. As a result of this and the recovery in consumer demand, available tonnage in the market has been picked up by liner companies at increasing rates with the container idle fleet decreasing from 11.0% in May to less than 4.0% by the end of the third quarter 2020.

Analysts now expect demand contraction for the full year of 2020 at -4.1% in terms of demand for container vessels compared to the initial estimate of more than -10.0%. On the other hand, the expected recovery rate for 2021 has been revised downwards from 9.3% to 5.7%.

As the economic outlook, future developments with regard to the COVID-19 pandemic and the overall prospects for global containerized trade continue to remain uncertain, liner companies have to a large extent avoided committing to longer term charters. However, as charter rates increase, we expect to see an increase in the average duration of new charters with the aim of containing the rate of increase of charter rates going forward.

The container orderbook is estimated to be at historical lows and now stands at 303 units of 1.87 million TEU and 8.0% of the total worldwide container fleet. As of quarter end, slippage including cancellations of newbuilding container vessels stood at 29.0% in TEU compared to none at the end of the third quarter of 2019. Supply growth for 2020 has thus been revised downward to 1.8% from 3.1% at the beginning of the year.

Conference Call and Webcast

Today, November 2, 2020, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(877)-553-9962 (U.S. Toll Free Dial In), 0(808)238-0669 (UK Toll Free Dial In) or +44 (0)2071 928592 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until Monday, November 9, 2020 by dialing 1 866 331 -1332 (U.S. Toll Free Dial In), 0 (808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 14 vessels, including thirteen Neo-Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, market and charter rate expectations, and, in particular, the effects of COVID-19 on financial condition and operations of CPLP and the container industry in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three - month periods ended September 30,		For the nine - month periods ended September 30,
	2020	2019	2020	2019
Revenues	35,523	26,439	105,780	80,673

Total revenues	35,523	26,439	105,780	80,673

Expenses:
Voyage expenses	1,919	726	4,438	1,852
Vessel operating expenses	8,192	8,790	24,715	19,929
Vessel operating expenses—related parties	1,267	994	3,708	2,922
General and administrative expenses	1,835	1,499	5,442	3,486
Vessel depreciation and amortization	10,625	7,336	30,727	21,811

Operating income	11,685	7,094	36,750	30,673

Other income / (expense), net:
Interest expense and finance cost	(3,536)	(4,137)	(13,383)	(13,171)
Other (expense) / income	(380)	403	(268)	1,123

Total other expense, net	(3,916)	(3,734)	(13,651)	(12,048)

Partnership’s net income from continuing operations	7,769	3,360	23,099	18,625

Preferred unit holders’ interest in Partnership’s net income from continuing operations	—	—	—	2,652
Deemed dividend to preferred unit holders’	—	—	—	9,119
General Partner’s interest in Partnership’s net income from continuing operations	142	63	424	129
Common unit holders’ interest in Partnership’s net income from continuing operations	7,627	3,297	22,675	6,725

Partnership’s net income / (loss) from discontinued operations	—	34	—	(146,704)

Partnership’s net income / (loss)	7,769	3,394	23,099	(128,079)

Net income from continuing operations per:
Common unit, basic and diluted	0.41	0.18	1.22	0.37
Weighted-average units outstanding:
Common units, basic and diluted	18,194,142	18,178,100	18,194,142	18,178,100
Net loss from discontinued operations per:
Common unit, basic and diluted	—	—	—	(7.92)
Weighted-average units outstanding:
Common units, basic and diluted	18,194,142	18,178,100	18,194,142	18,178,100
Net income / (loss) from operations per:
Common unit, basic and diluted	0.41	0.18	1.22	(7.55)
Weighted-average units outstanding:
Common units, basic and diluted	18,194,142	18,178,100	18,194,142	18,178,100

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of September 30, 2020	As of December 31, 2019
Assets
Current assets
Cash and cash equivalents	32,811	57,964
Restricted cash	7,900	—
Trade accounts receivable, net	3,013	2,690
Prepayments and other assets	3,170	2,736
Inventories	2,854	1,471
Claims	559	1,085

Total current assets	50,307	65,946

Fixed assets
Vessels, net	720,672	576,891

Total fixed assets	720,672	576,891

Other non-current assets
Above market acquired charters	36,854	46,275
Deferred charges, net	5,570	3,563
Restricted cash	7,000	5,500
Prepayments and other assets	4,887	5,287

Total non-current assets	774,983	637,516

Total assets	825,290	703,462

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	35,786	26,997
Trade accounts payable	9,917	12,501
Due to related parties	4,835	5,256
Accrued liabilities	10,050	16,156
Deferred revenue, current	1,032	3,826

Total current liabilities	61,620	64,736

Long-term liabilities
Long-term debt, net	347,478	231,989

Total long-term liabilities	347,478	231,989

Total liabilities	409,098	296,725

Commitments and contingencies

Total partners’ capital	416,192	406,737

Total liabilities and partners’ capital	825,290	703,462

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine-month periods ended September 30,
	2020	2019
Cash flows from operating activities of continuing operations:
Net income from continuing operations	23,099	18,625
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization	30,727	21,811
Amortization and write off of deferred financing costs	2,680	822
Amortization of above market acquired charters	9,421	10,755
Equity compensation expense	1,534	462
Changes in operating assets and liabilities:
Trade accounts receivable, net	(323)	11,029
Prepayments and other assets	560	(1,040)
Claims	526	—
Inventories	(1,383)	171
Trade accounts payable	4,591	(7,385)
Due to related parties	(421)	(13,786)
Accrued liabilities	803	(7,426)
Deferred revenue	(2,794)	(5,746)
Dry-docking costs paid	(4,882)	—

Net cash provided by operating activities of continuing operations	64,138	28,292

Cash flows from investing activities of continuing operations:
Vessel acquisitions and improvements	(186,575)	(2,543)

Net cash used in investing activities of continuing operations	(186,575)	(2,543)

Cash flows from financing activities of continuing operations:
Proceeds from long term debt	270,850	—
Deferred financing costs paid	(4,718)	(770)
Payments of long-term debt	(144,270)	(25,030)
Redemption of Class B unit holders	—	(116,850)
Dividends paid	(15,178)	(22,935)

Net cash provided by / (used in) financing activities of continuing operations	106,684	(165,585)

Net decrease in cash, cash equivalents and restricted cash from continuing operations	(15,753)	(139,836)

Cash flows from discontinued operations
Operating activities	—	9,081
Investing activities	—	(1,484)
Financing activities	—	158,228

Net increase in cash, cash equivalents and restricted cash from discontinued operations	—	165,825

Net (decrease) / increase in cash, cash equivalents and restricted cash	(15,753)	25,989

Cash, cash equivalents and restricted cash at beginning of period	63,464	38,199

Cash, cash equivalents and restricted cash at end of period	47,711	64,188

Supplemental cash flow information
Cash paid for interest	12,328	16,356
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	1,790	3,863
Capitalized dry docking costs included in liabilities	1,641	995
Deferred financing costs included in liabilities	49	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	32,811	58,688
Restricted cash—current assets	7,900	—
Restricted cash—non-current assets	7,000	5,500

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	47,711	64,188

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, amortization of above market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended September 30, 2020	For the three-month period ended June 30, 2020	For the three-month period ended September 30, 2019
Partnership’s net income from continuing operations	7,769	8,656	3,360

Adjustments to reconcile net income to operating surplus prior to Capital Reserve
Depreciation and amortization[1]	11,513	12,930	8,074
Amortization of above market acquired charters and straight-line revenue adjustments	1,755	3,919	1,270

Operating Surplus from continuing operations	21,037	25,505	12,704

Add: Operating Surplus from discontinued operations	—	—	34

Total Operating Surplus from operations	21,037	25,505	12,738

Capital reserve	(9,302)	(9,302)	(7,703)

Operating Surplus after capital reserve	11,735	16,203	5,035

(Increase) / decrease in recommended reserves	(9,838)	(14,306)	801

Available Cash	1,897	1,897	5,836

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.